**Pricing supplement no. 269**
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 58-I dated December 4, 2006

Registration Statement No. 333-130051
Dated January 8, 2007
Rule 424(b)(2)



| Structured Investments | **JPMorgan Chase & Co.**<br>**$30,000**<br>**15.75% (per annum) Auto Callable Reverse Exchangeable Notes due December 31, 2007 Linked to the Common Stock of General Motors Corporation** |
|---|---|

## General

- The notes are designed for investors who seek an interest rate that is higher than the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of the Reference Stock, to accept the risks of owning the common stock of General Motors Corporation, and to assume the risk that the notes will be automatically called and the investor will receive only the Physical Delivery Amount, or the Cash Value thereof, with a market value that will likely be less than the principal amount of the notes and may be zero.

- The notes will pay 15.75% (per annum) interest per year. **However, the notes do not guarantee any return of principal at maturity if the notes are automatically called. Under certain circumstances described below, the notes will be automatically called before maturity and you will receive, in addition to any accrued and unpaid interest, a predetermined number of shares of the Reference Stock or, at our election, the Cash Value thereof. If the notes are not automatically called, you will receive $1,000 per $1,000 principal amount note at maturity, in addition to any accrued and unpaid interest.**

- Senior unsecured obligations of JPMorgan Chase & Co. maturing December 31, 2007.

- Minimum denominations of $1,000 and integral multiples thereof.

## Key Terms

| | |
|---|---|
| Reference Stock: | The common stock of General Motors Corporation, par value $1 $^2$/3 per share (New York Stock Exchange symbol "GM"). We refer to General Motors Corporation as "General Motors." |
| Automatic Call: | If on any day during the Monitoring Period, the closing price of the Reference Stock has declined, as compared to its Initial Share Price, by more than the Protection Amount, the notes will be automatically called. We refer to such date as the "Call Date" and the third business day after the Call Date as the "Call Settlement Date".* |
| Payment if Called: | If the notes are automatically called, for every $1,000 principal amount note, you will receive the Physical Delivery Amount (or, at our election, the Cash Value thereof), plus any accrued and unpaid interest up to and including the Call Date. If you receive shares of the Reference Stock, fractional shares will be paid in cash. **The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be less than the principal amount of your notes and may be zero.** |
| Interest Rate: | The interest rate on the notes, which will be payable in arrears, will initially be 1.3125% for the period from the settlement date to but excluding January 29, 2007. For each monthly interest period that begins on or after January 29, 2007, interest will be payable monthly in arrears at 15.75% per annum, paid monthly and calculated on a 30/360 basis. |
| Protection Amount: | $8.93 initially, which is equal to 30% of the Initial Share Price, subject to adjustments. |
| Payment at Maturity: | If the notes are not automatically called, you will receive $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at maturity. |
| Maturity Date: | December 31, 2007* |
| Pricing Date: | January 8, 2007 |
| Settlement Date: | On or about January 12, 2007 |
| Final Observation Date: | December 26, 2007* |
| CUSIP: | 48123JNS4 |
| Interest Payment Date: | Interest on the notes will be payable monthly on the 29th day of each month, subject to certain exceptions (each such date, an "Interest Payment Date") commencing January 29, 2007 up to and including the Interest Payment Date corresponding to the Maturity Date, unless the notes are automatically called. If the notes are automatically called, interest will accrue to and including the Call Date, and will be payable on each Interest Payment Date occurring before the Call Date and on the Call Settlement Date. See "Selected Purchase Considerations – Monthly Interest Payments" in this pricing supplement. |
| Monitoring Period: | The period from the Pricing Date to and including the Final Observation Date. |
| Physical Delivery Amount: | 33.59 shares of the Reference Stock per $1,000 principal amount note, which is the number of shares of the Reference Sock equal to $1,000 divided by the Initial Share Price, subject to adjustments. |
| Cash Value: | The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price of the Reference Stock and (2) the closing price of the Reference Stock on the Call Date. |
| Initial Share Price: | $29.77, which is the closing price of the Reference Stock on December 26, 2006. The Initial Share Price is subject to adjustments in certain circumstances. See "Description of Notes – Automatic Call" and "General Terms of Notes – Anti-dilution Adjustments" in the accompanying product supplement no. 58-I for further information about these adjustments. |

\* Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Automatic Call" and "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 58-I.

**Investing in the Auto Callable Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 58-I and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.**

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public | Fees and Commissions (1) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $1,000 | $20 | $980 |
| **Total** | $30,000 | $600 | $29,400 |

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive commissions of $20 per $1,000 principal amount note for notes linked to the common stock of General Motors Corporation and will use all of such commissions to pay selling concessions to other dealers of $20 per $1,000 principal amount note.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

## JPMorgan

January 8, 2007

## ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 58-I dated December 4, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 58-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 58-I dated December 4, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003708/e25724_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

### Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — We believe that the 15.75% (per annum) interest rate on the notes is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The interest rate on the notes, which will be payable in arrears, will initially be 1.3125% for the period from the settlement date to but excluding January 29, 2007. For each monthly interest period that begins on or after January 29, 2007, interest will be payable monthly in arrears at 15.75% per annum. Interest will be payable monthly in arrears on the 29th calendar day of each month, except for the monthly interest payment due February 2007, which shall be payable on February 28, 2007 (each such date, an "Interest Payment Date"), commencing January 29, 2007 up to and including the Interest Payment Date corresponding to the Maturity Date, unless the notes are automatically called. If the notes are automatically called, interest will accrue to and including the Call Date, and will be payable monthly in arrears on each Interest Payment Date occurring before the Call Date and on the Call Settlement Date. The interest payments will be payable to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date or Call Settlement Date. If an Interest Payment Date or the Call Settlement Date, as applicable, is not a Business Day, payment shall be made on the next Business Day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in April 2007 shall be payable on April 30, 2007.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected if the notes are not automatically called. **However, if the closing price of the Reference Stock on any day during the Monitoring Period has declined by more than the Protection Amount, the notes will be automatically called and you could lose the entire principal amount of your notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 58-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as a unit comprising a Put Option and a Deposit for U.S. federal income tax purposes. For the period from the settlement date to but excluding January 29, 2007, of the coupon equal to approximately $13.13 payable per $1,000 principal amount note, we intend to treat $2.63 as interest on the Deposit and approximately $10.50 as Put Premium. For each monthly interest period that begins on or after January 29, 2007, of the monthly coupon equal to approximately $13.13 payable per $1,000 principal amount note, we intend to treat $4.39 as interest on the Deposit and approximately $8.74 as Put Premium. By purchasing the notes, you agree to treat the notes for U.S. federal income tax purposes consistently with our treatment as described above. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while receipt of the Put Premium will not be taxable to you prior to maturity or sale. However, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

## Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in any of the Reference Stocks.  These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 58-I dated December 4, 2006.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal if the notes are automatically called.  If the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period, the notes will be automatically called and you will receive a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof).  The market value of those shares of the Reference Stock will most likely be less than the principal amount of each note and may be zero. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **POTENTIAL EARLY EXIT WITH A LOSS AS A RESULT OF AUTOMATIC CALL FEATURE –** While the original term of the notes is just under one year, the notes will be called before maturity if the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period.  Under these circumstances, the amount of interest payable on the notes will be less than the annual coupon set forth on the cover of this pricing supplement and an investor will receive a Physical Delivery Amount, or, at our election, the Cash Value thereof, with a market value that will likely be less than the principal amount of the notes.

- **YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES –** If, on any day during the Monitoring Period, the closing price of the Reference Stock declines below the Initial Share Price minus the Protection Amount, your notes will be automatically called and you will be fully exposed to any depreciation in the Reference Stock.  We refer to this feature as a contingent buffer. Under these circumstances, you will receive on the Call Settlement Date a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the closing price of the Reference Stock on the Call Date as compared to the Initial Share Price of the Reference Stock.  If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity and the notes would not have been automatically called.  As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK** — Unless on any day during the Monitoring Period, the closing price of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant.  Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments.  In addition, the Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

- **NO AFFILIATION WITH GENERAL MOTORS CORPORATION** — We are not affiliated with General Motors.  We assume no responsibility for the adequacy of the information about General Motors contained in this pricing supplement or in product supplement no. 58-I.  You should make your own investigation into the Reference Stocks and General Motors.  We are not responsible for General Motors' public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to maturity could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange.  JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  We and/or our affiliates may also currently or from time to time engage in business with General Motors, including extending loans to, or making equity investments in, General Motors or providing advisory services to General Motors. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to General Motors and these reports may or may not recommend that investors buy or hold the Reference Stock.  As a prospective purchaser of the notes, you should undertake an independent investigation of General Motors that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to such Reference Stock.  We or our affiliates may also trade in the Reference Stock or instruments related to

Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** – In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 58-I.

## The Reference Stock

### Public Information

All information contained herein on the Reference Stock and on General Motors is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, General Motors is primarily engaged in automotive production and marketing, and financing and insurance operations. The Reference Stock is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of General Motors in the accompanying product supplement no. 58-I. Information provided to or filed with the SEC by General Motors pursuant to the Exchange Act can be located by reference to SEC file 001-00043, and can be accessed through the www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stock" beginning on page PS-12 of the accompanying product supplement no. 58-I for more information.

### Historical Information of the Common Stock of General Motors

The following graph sets forth the historical performance of the common stock of General Motors based on the weekly closing price (in U.S. dollars) of the common stock of General Motors from January 4, 2002 through January 5, 2007. The closing price of the common stock of General Motors on January 8, 2007 was $30.58. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of General Motors has experienced significant fluctuations. The historical performance of the common stock of General Motors should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of General Motors during the term of the notes. We cannot give you assurance that the performance of the common stock of General Motors will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that General Motors will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of General Motors.



Historical Performance of General Motors Corporation

Source: Bloomberg

**Examples of Hypothetical Payment upon an Automatic Call or at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of General Motors**

The following table illustrates hypothetical payments at maturity or upon an automatic call on a $1,000 investment in the notes linked to the common stock of General Motors, based on a range of hypothetical closing prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the column titled "Hypothetical Closing Price." For this table of hypothetical payments at maturity or upon an automatic call, we have also assumed the following:

- the Initial Share Price:     $30.00
- the Coupon Rate:             15.75%

- the Protection Amount: $9.00

| Hypothetical Closing Price | Payment at Call Settlement Date | Total Value of Payment Received at Call Settlement Date* | Payment at Maturity** |
|---|---|---|---|
| N/A – closing price of Reference Stock never declines below $30.00 | N/A | N/A | $1,000.00 |
| N/A – closing price of Reference Stock never declines below $21.00 | N/A | N/A | $1,000.00 |
| $15.00 | 33 shares of the Reference Stock or the Cash Value thereof | $500.00 | N/A |
| $10.00 | 33 shares of the Reference Stock or the Cash Value thereof | $333.33 | N/A |
| $5.00 | 33 shares of the Reference Stock or the Cash Value thereof | $166.67 | N/A |
| $0.00 | 33 shares of the Reference Stock or the Cash Value thereof | $0.00 | N/A |

\* On the Call Settlement Date, in addition to the Physical Delivery Amount, or the Cash Value thereof, you will receive any accrued and unpaid interest in cash up to and including the Call Date. In addition, if you receive the Physical Delivery Amount, the total value of payment received at the Call Settlement Date shown in the table above includes the value of any fractional shares, which will be paid in cash.

\*\* At maturity, assuming the notes have not been called, you will receive, in addition to the principal amount of your notes, any accrued and unpaid interest.

The following examples illustrate how the total value of payments received at maturity and on the Call Date set forth in the table above are calculated.

**Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $21.00.** Because the closing price of the Reference Stock did not decline by more than the Protection Amount on any day during the Monitoring Period, you will receive a payment of $1,000 per $1,000 principal amount note at maturity.

**Example 2: The closing price of the Reference Stock declined by more than the Protection Amount for the first time on one day during the Monitoring Period and was $15.00.** Because the closing price of the Reference Stock declined by more than the Protection Amount during the Monitoring Period, the notes will be automatically called on the date of the first such decline and you will receive the Physical Delivery Amount of shares of the Reference Stock, or at our election, the Cash Value thereof, on the Call Settlement Date. Because the closing share price of the Reference Stock on the Call Date was $15.00, you will receive either 33 shares of the Reference Stock and $5.00 in cash, the value of the fractional shares, or at our election, $500.00 in cash.

If the notes are not automatically called, you will have received interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $157.50 over the term of the notes. The actual number of shares of the Reference Stock you receive upon an automatic call and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend on the Initial Share Price. On December 26, 2006, the Initial Share Price was $29.77, and the Protection Amount was $8.93, subject to adjustments.

**Supplemental Underwriting Information**

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fourth business day following the pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.